Exhibit 99.4

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IT IS ORDERED as set forth below:

Date: December 19, 2012

Paul W. Bonapfel
U.S. Bankruptcy Court Judge

UNITED STATES BANKRUPTCY COURT

NORTHERN DISTRICT OF GEORGIA

ATLANTA DIVISION

IN RE:	:	CHAPTER 11
:
CDC CORPORATION,	:	CASE NO. 11-79079 -PWB
:
Debtor	:

ORDER APPROVING RESERVES REQUIRED

FOR INITIAL DISTRIBUTION TO EQUITY HOLDERS

UNDER CONFIRMED JOINT PLAN OF REGORGANIZATION,

AND APPROVING FINAL FORM OF LIQUIDATION

TRUST AGREEMENT

In accordance with the provisions of the Second Amended Joint Plan of Reorganization for CDC Corporation (the “Plan”; Docket No. 542), which was confirmed by this Court on September 6, 2012 (the “Confirmation Order”; Docket No. 551), CDC Corporation (the “Debtor”) filed the “Debtor’s Motion for Approval of Reserves Required for Initial Distribution to Equity Holders under Confirmed Joint Plan of Reorganization and for Approval of Final Form of Liquidation Trust Agreement” on December 3, 2012 (the “Motion”; Docket No. 635).1 The Motion was the subject of a hearing before this Court on December 18, 2012 (the “Hearing”).

[1]	Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Motion.

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Also scheduled at the Hearing was Debtor’s “Motion for Entry of an Order Pursuant to Rule 9019(a) of the Federal Rules of Bankruptcy Procedure: (1) Authorizing and Approving a Settlement Agreement Resolving Disputes Between Debtor, the Equity Committee, Evolution Parties, and Defendant Parties in Related Litigation; (2) Authorizing and Approving a Settlement Agreement Resolving Disputes Between Debtor, the Equity Committee, and Director and Officer and Other Parties, and (3) Authorizing the Release of the Evolution Reserve and the Litigation Expense Reserve” filed on December 12, 2012 (the “Evolution Settlement Motion”; Docket No. 654).

Prior to the Hearing, Debtor filed a Supplement to the Motion dated December 17, 2012 (the “Supplement”; Docket No. 667). As an exhibit to the Supplement, the Debtor filed a “Distribution Schedule” which set forth the amount of the proposed initial distribution to holders of Beneficial Interests under the Liquidation Trust, with a distribution resulting from approval of the Evolution Settlement Motion. Such schedule also reflected the Debtor’s proposed accounting for the APOL Settlement approved by Order of the Bankruptcy Court dated August 16, 2012 (Docket No. 518), the redistribution of the proceeds from the APOL Settlement to other holders of Beneficial Interests, and the net distribution to APOL as a result of the deeming of APOL’s Option Interests exercised under the Plan. As an exhibit to the Supplement, Debtor further filed a proposed form of a “Deed of Assignment” evidencing the exchange of 38,135,399 Class A Common Shares of the Debtor into an equivalent number of units of Beneficial Interests in the Liquidation Trust, and a proposed form of the “Liquidation Trust Agreement” creating the Liquidation Trust.

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At the Hearing, Debtor’s counsel announced that APOL had been unable to deliver instructions to its brokers such that APOL’s initial distribution could be adjusted to effectuate payment in full of APOL’s obligation under the APOL Settlement. As a result, the Debtor2, assuming consummation of the Plan and settlement in the Evolution Settlement Motion, would only be able to deduct $12,824,956.04 of the $14,163,446.52 necessary to be deducted from APOL’s distribution in accordance with the APOL Settlement, leaving an additional amount of $1,338,490.48 due from APOL to satisfy its obligations under the APOL Settlement.3 To resolve this potential shortfall, Debtor’s counsel, APOL counsel, and Equity Committee counsel announced at the Hearing that the parties had agreed to modify the APOL Settlement to permit the Liquidation Trustee to deduct the shortfall from future distributions to APOL, as a holder of Beneficial Interests. Debtor’s counsel further announced that the share count on the Distribution Schedule was subject to minor adjustments in the reconciliation process due to the nature of accounting for the pending transfers in Debtor’s shares.

Debtor’s counsel also announced at the Hearing that, as part of the terms of the settlement set forth in the Evolution Settlement Motion, the Debtor had agreed that no future distributions, with the exception of distributions resulting from the granting of the Motion and the Evolution Settlement Motion, would be made to holders of Beneficial Interests under the Plan without an order of this Court approving such distribution.

Finally, Debtor’s counsel proffered evidence that the reserves for Employee Compensation Requests included requests for issuance of Option Interests, that all such requests would likely be settled by cash payment such that a reserve for additional Beneficial Interest was not required, and in the event a Beneficial Interest on account of such request needed to be issued under the Plan, no separate reserve was required.

[2]	Where the context requires Debtor includes the Disbursing Agent and Liquidation Trustee under the Plan.
[3]	The shortfall without consummation of the settlement set forth in the Evolution Settlement Motion is $4,662,380.

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The only objection filed to the Motion was the “Limited Objection of Madhu Ankarath” (the “Limited Objection”; Docket No. 659). Therein, Madhu Ankarath objected to the Motion on the grounds that his claim, Claim No. 132, filed in the Debtor’s bankruptcy case in the amount of $849,338.34 (the “Ankarath Claim”) was not reserved for by the Debtor in the reserves proposed in the Motion.

Having considered the Motion and other papers filed by parties in interest, as well as the presentations and proffers of counsel during the Hearing, this Court makes the following findings of fact and conclusions of law:4

A. This Court has jurisdiction to consider the Motion under 28 U.S.C. §§ 157 and 1334. This matter is a core proceeding pursuant to 28 U.S.C. §157(b). Venue is proper in this Court pursuant to 28 U.S.C. §§ 1408 and 1409.

B. After the Effective Date, the Plan provides for the formation of a Liquidation Trust and for substantially all of Debtor’s assets to be transferred to the Liquidation Trust. Upon the establishment of the Liquidation Trust, the Liquidation Trustee will become the representative of the Estate and perform his duties under the Liquidation Trust, which include making distributions to holders of Beneficial Interests in the Liquidation Trust as set forth in the Plan and paying Liquidation Trust Expenses.

C. Pursuant to the Confirmation Order, “[n]o distribution shall be made to holders of Equity Interests or holders of Beneficial Interests in the Liquidation Trust unless and until appropriate reserves are established in accordance with Sections 8.2 and 8.3 of the Plan and

[4]	Findings of fact shall be construed as conclusions of law and conclusions of law shall be construed as findings of fact when appropriate. See Federal Rule of Bankruptcy Procedure 7052.

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either approved by the Court or agreed to by the applicable objecting party.” See Confirmation Order, ¶ MM. Sections 8.2 and 8.3 of the Plan respectively provide for the establishment of a Disputed Claims Reserve for holders of Disputed Claims and a Disputed Equity Interests Reserve for holders of Disputed Equity Interests.

D. In accordance with the Plan and the Confirmation Order, before any of the Debtor’s assets are transferred to the Liquidation Trust and any subsequent distribution can be made to the holders of Beneficial Interests in the Liquidation Trust (i.e., equity security holders), appropriate reserves for Effective Date Available Cash, Disputed Claims, and Disputed Equity Interests must be established and approved by the Court. In addition, prior to any distribution to holders of Beneficial Interests in the Liquidation Trust, the Liquidation Trustee must reserve for Liquidation Trust Expenses to ensure sufficient funds to pay such expenses.

E. The reserves approved by this Order are sufficient to pay, or reserve for the payment of, all claims against the Debtor in full and no separate reserve is required for Disputed Equity Interests.

F. The reserves approved by this Order, coupled with Debtor’s agreement not to make any further disbursement to Beneficial Interest holders from dispositions of Trust Assets without order of the Court, are sufficient for the Effective Date under the Plan to occur, and such reserves are sufficient for the Liquidation Trustee to proceed with the initial distribution to holders of Beneficial Interests in accordance with the Plan, which includes the release of the reserves in connection with the Evolution Settlement Motion.

G. All of the conditions to the Effective Date set forth in the Plan and the Confirmation Order have been satisfied, and the Effective Date may occur under the Plan.

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H. The modification of the APOL Settlement as announced at the Hearing does not alter any material terms of the APOL Settlement previously approved by the Court, and, accordingly such modification is hereby approved without any further notice or hearing.

I. To the extent any of the provisions in the form of the Liquidation Trust Agreement, Deed of Assignment, and modification of the APOL Settlement modify the Plan, such modifications are immaterial, comply with the intent of the Plan and are therefore approved without further notice and hearing pursuant to 11 U.S.C. Section 1127.

Accordingly, it is hereby ORDERED and ADJUDGED as follows:

1. The Motion is GRANTED as set forth herein;

2. The Limited Objection is hereby OVERRULED; provided however that, after the Effective Date, a separate reserve in the amount of $849,338.34 shall be established for the Ankarath Claim to be funded from the following sources as such funds first become available: (1) the net sales of Trust Assets under the Liquidation Trust; and (2) unused reserve funds under the reserves established by the Debtor as set forth in this Order to the extent claims reserved for under such reserves are paid or resolved in amounts less than the amounts for which originally reserved;

3. The reserves for Effective Date Available Cash, Disputed Claims, and Liquidation Trust Expenses established by the Debtor, the Disbursing Agent, or the Liquidation Trust, as applicable, are APPROVED, as follows:

Effective Date Available Cash Reserve	$8,680,000.00
Reserve for Payment of Evolution Settlement	$7,800,000.00
Litigation Expense Reserve	$1,193,175.66
Disputed Claims Reserve	$10,005,576.00
Liquidation Trust Expenses Reserve	$13,050,000.00

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Such reserves may be adjusted and reduced for claims and expenses paid since October 31, 2012, and after entry of this Order;

4. The Contingency Reserve established pursuant to this Order in the amount of $7,500,000.00, which is included in the Liquidation Trust Expenses Reserve hereinabove, is APPROVED and may be used to pay additional Allowed Claims or Equity Interests in the event any reserve established by this Order is insufficient to pay same;

5. A separate reserve for Disputed Equity Interests is not required;

6. The reserve for professional fees set forth on Exhibit “A” to the Motion is an estimate of such fees and does not represent a limit on possible professional fees and expenses in the Chapter 11 Case;

7. The Liquidation Trust Agreement, substantially in the form filed in the Supplement, is hereby APPROVED. The Debtor is authorized to execute the Liquidation Trust Agreement, substantially in such form, in accordance with the Plan;

8. The Deed of Assignment, substantially in the form filed in the Supplement and evidencing the exchange of 38,135,399 Class A Common Shares of the Debtor into an equivalent number of Beneficial Interests in the Liquidation Trust, is hereby APPROVED. The Debtor is authorized to execute the Deed of Assignment, substantially in such form.

9. The Distribution Schedule filed in the Supplement is hereby APPROVED. Upon the occurrence of the Effective Date and after the execution of the Liquidation Trust Agreement, the Liquidation Trustee is authorized to make a distribution as set forth on the Distribution Schedule to those holders of Beneficial Interests in accordance with the Plan and to APOL under the distribution calculation to APOL with no suppression letters, leaving an additional amount of $1,338,490.48 due from APOL to satisfy its obligations under the APOL Settlement;

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10. The Debtor and any successor in interest, including the Liquidation Trustee, shall only make disbursements to holders of Beneficial Interests, other than those disbursements expressly authorized herein, upon approval of the Court after a hearing with notice to the following parties by way of service on their counsel of record in the Debtor’s bankruptcy case or in the Second Evolution Action, if they have not appeared in the Debtor’s bankruptcy case: Wong Chung Kiu (a.k.a. C.K. Wong), Yip Hak Yung (a.k.a. Peter Yip), Asia Pacific Online Limited (a.k.a. Asia Pacific On-line Limited), Ch’ien Kuo Fung (a.k.a. Raymond Ch’ien), Francis Kwok-Yu Au, Donald L. Novajosky, Monish Bahl, Thomas M. Britt III, Wong Kwong Chi (a.k.a. Simon Wong), and Wang Cheung Yue (a.k.a. Fred Wang);

11. The Debtor is authorized to adjust and/or withhold distributions to APOL in order to effectuate the APOL Settlement;

12. The Debtor is authorized to make adjustment to the share count as necessary to reconcile such amounts to the records of ComputerShare Shareowner Services, LLC, provided such adjustments do not exceed 100,000 shares.

13. The Debtor is authorized to establish the Effective Date as December 19, 2012, or as soon thereafter as practicable; and

14. This Court shall retain exclusive jurisdiction over any and all issues related to the reserves established and maintained in accordance with the provisions hereof and of the Plan. The Debtor or the Liquidation Trust may seek to modify any reserve established under this Order for cause shown.

END OF DOCUMENT

[SIGNATURE ON FOLLOWING PAGE]

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Prepared and presented by:

LAMBERTH, CIFELLI, STOKES, ELLIS & NASON, P.A.
Attorneys for Debtor

By:	/s/ Gregory D. Ellis
Gregory D. Ellis
Georgia Bar No. 245310
gellis@lcsenlaw.com
Sharon K. Kacmarcik
Georgia Bar No. 405717
skacmarcik@lcsenlaw.com
3343 Peachtree Rd., N.E.
East Tower, Suite 550
Atlanta, GA 30326
(404) 262-7373
(404) 262-9911 (facsimile)

Identification of parties to be served:

Office of the United States Trustee, 362 Richard B. Russell Federal Building, 75 Spring Street, SW, Atlanta, GA 30303

Gregory D. Ellis, Lamberth, Cifelli, Stokes, Ellis & Nason, P.A., 3343 Peachtree Road NE, East Tower, Suite 550, Atlanta, GA 30326

Jeffrey W. Kelley, Troutman Sanders, LLP, 600 Peachtree Street, NE, Suite 5200, Atlanta, GA 30308-2216

J. Robert Williamson, Scroggins & Williamson, P.C., 1500 Candler Building, 127 Peachtree Street, NE, Atlanta, GA 30303